UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2023

Cityfunds I, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	86-3672902
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1315 Manufacturing Street

Dallas, TX 75207

(Full mailing address of principal office)

972-445-7320

(Issuer’s telephone number)

www.nada.co

(Issuer’s website)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this semiannual report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards, and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this semiannual report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, or the Manager will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Cityfunds I, LLC, which we refer to as “we,” “us,” “our,” “Cityfunds” or the “Company,” is a Delaware Series limited liability company formed on April 26, 2021 to enable public investment in residential real estate in specific cities.

Real estate for the majority of people is considered to be inaccessible, restrictive, and unnecessarily complicated. Real estate investing should be easy, simple, and transparent. Our mission is to create financial products that provide everyone with access to wealth and financial freedom through equity ownership in residential real estate.

A separate Series of the Company has been formed to invest in properties in each such city, either directly, or through home equity investment products which we have termed “HomeShares”. We will offer membership interests in each of the Series to investors through this Offering Circular. The membership interests being offered with respect to each individual Series are being offered on a “best efforts” basis without any minimum offering amount pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

Cityfunds is a unique product that is designed to be index-like through our focus on investing in a specific city’s residential real estate market. Each Series makes investments in owner-occupied homes, receiving an equity position that provides the Series with the ability to participate in the future appreciation of each home. Each Series may also acquire single family homes to operate as rental properties or acquire Homeshares.

A Homeshare is an option to purchase, in the future, an undivided percentage interest in the primary residence of a homeowner in consideration for payment by the Series to the homeowner of an amount, which we refer to as the option purchase premium, determined by reference to the currently estimated value of the unencumbered portion of the homeowner’s property as of the end of the term of the option.

We intend to generate income from a Homeshare that we own upon one of the following events: (i) upon the expiration of the option period, the homeowner can pay us the value of the option, or the Option Holder’s Investment Amount, based on an appraisal of the value of the primary residence, or we can compel the sale of the home to collect our Option Holder’s Investment Amount, (ii) upon a sale of the home by the homeowner prior to the expiration of the option, we will be entitled to a portion of the sale proceeds based on our Option Holder’s Investment Amount, or (iii) upon the occurrence and continuance of an event of default of certain material covenants under our agreements with the homeowner, we can compel the sale of the home to collect our Option Holder’s Investment Amount. Homeshares do not generate monthly cashflow.

1

We are offering the following membership interests in each of the Series of the Company as described on the cover of our offering circular. These membership interests represent limited liability company interests in such Series of the Company. All of the Series of the Company offered hereunder may collectively be referred to herein as the “Series” and each, individually, as a “Series.” The interests of all Series described above may collectively be referred to herein as the “interests,” or “our securities” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to herein as the “offerings” and each, individually, as an “offering.”

The interests represent an investment solely in a particular Series and thus, indirectly in the properties owned by that Series. The interests do not represent an investment in the Company or the Manager. We do not anticipate that any Series will own anything other than the investments associated with such Series other than cash and equivalents and marketable publicly traded securities.

A purchaser of the interests may be referred to herein as an “investor” or “interest holder.” There will be one or more separate closings (each, a “closing”) with respect to each Series offering. The minimum subscription by an investor is ten (10) Series interests and the maximum subscription by any investor for interests of a particular Series will be limited to 10% of the total interests being offered for such Series, although such minimum and maximum thresholds may be waived by the Manager in its sole discretion. No securities are being offered by existing security-holders.

Each Series offering is being conducted under Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in offering circular format. Our company is not offering, and does not anticipate selling, interests in any of the Series offerings in any state where Dalmore, its soliciting agent and executing broker, is not registered as a broker-dealer. The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital acting as escrow agent, the “Escrow Agent,” and will not be commingled with the operating account of the Series until, if and when, there is a closing with respect to that Series. See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

We may, from time to time, offer a “Rewards Programs” in which investors in a particular Series are rewarded with free interests in that or another Series, depending on the terms of that particular Rewards Program. The terms of any active Rewards Program will be publicly available on our website operated by the Manager at the following URL: https://www.nada.co/rewards-program or through the Cityfunds by Nada App. The interests awarded (the “free interests”) pursuant to this offering through any particular Rewards Program will be paid for by the Manager and are subject to the maximum offering amount permitted under Regulation A. See “Plan of Distribution” in our offering circular for additional details regarding these potential Rewards Programs.

As of June 30, 2023, we offered the following membership interests in individual Series of our Company:

●	Series #Austin: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Dallas: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Miami: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Tampa: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Houston: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Nashville: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Phoenix: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Las Vegas: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Denver up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Los Angeles: up to $7,000,000 in membership interests at a price of $10.00 per membership interest.

As of June 30, 2023, Series #Austin, Series #Dallas, Series #Miami, and Series #Tampa have each conducted at least one closing, have begun operations, and have made investments. As of June 30, 2023, the other Series that are offering membership interests under this offering circular have not conducted a closing or begun operations other than offering their securities.

As of November 1, 2023, we are offering the following membership interests in individual Series of our Company:

●	Series #Austin: up to $7,000,000 in membership interests at a price of $10.88 per membership interest; and
●	Series #Dallas: up to $7,000,000 in membership interests at a price of $11.28* per membership interest; and
●	Series #Miami: up to $7,000,000 in membership interests at a price of $11.11 per membership interest; and
●	Series #Tampa: up to $7,000,000 in membership interests at a price of $11.13* per membership interest; and
●	Series #Houston: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Nashville: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Phoenix: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Las Vegas: up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Denver up to $7,000,000 in membership interests at a price of $10.00 per membership interest; and
●	Series #Los Angeles: up to $7,000,000 in membership interests at a price of $10.00 per membership interest.

*With respect to these two series, the NAVs have been revised to reflect new NAVs calculated as of September 30, 2023, which NAVs for these two series will become the series offering prices per membership interest for the next three months (or for the next month if the Manager determines, in its sole discretion, to update the NAV at the end of November), effective as of November 1, 2023.

The remaining eight series will each continue to be offered at the prices indicated above as of November 1, 2023.

As of October 31, 2023, Series #Austin, Series #Dallas, Series #Miami, Series #Tampa, Series #Denver, Series #Phoenix, and Series #Los Angeles, have each issued membership interests under this Offering Circular. As of October 31, 2023, the other series that are offering membership interests under this Offering Circular have not conducted a closing or begun operations other than offering their securities.

2

Operating Results

Revenues

Revenues are generated at the Series level. Each of the Series in this semiannual report are expected to generate revenues upon successful completion of each offering. The following Series have generated revenues.

●	Series #Austin – For the six-month period ended June 30, 2023 Series #Austin generated revenues in the amount of $21,910.

●	Series #Dallas – For the six-month period ended June 30, 2023, Series #Dallas generated revenues in the amount of $23,734.

●	Series #Miami – For the six-month period ended June 30, 2023, Series #Miami generated revenues in the amount of $17,500.

●	Series #Tampa – For the six-month period ended June 30, 2023, Series #Tampa generated revenues in the amount of $7,029.

●	As of June 30, 2023, Series #Houston, Series #Nashville, Series #Phoenix, Series #Las Vegas, Series #Denver, and Series #Los Angeles had not generated any revenues.

Cost of Revenues

Each Series are responsible for its own cost of revenues. The following Series have incurred cost of revenues.

●	Series #Austin – For the six-month period ended June 30, 2023 Series #Austin incurred cost of revenues in the amount of $21,801.

●	Series #Dallas – For the six-month period ended June 30, 2023, Series #Dallas incurred cost of revenues in the amount of $16,799.

●	Series #Miami – For the six-month period ended June 30, 2023, Series #Miami incurred cost of revenues in the amount of $7,816.

●	Series #Tampa – For the six-month period ended June 30, 2023, Series #Tampa incurred cost of revenues in the amount of $6,548.

●	As of June 30, 2023, Series #Houston, Series #Nashville, Series #Phoenix, Series #Las Vegas, Series #Denver, and Series #Los Angeles had not incurred cost of revenues.

Operating Expenses

Each Series are responsible for its operating expenses. The following Series have incurred operating expenses.

●	Series #Austin – For the six-month period ended June 30, 2023 Series #Austin incurred operating expenses in the amount of $63,008.

●	Series #Dallas – For the six-month period ended June 30, 2023, Series #Dallas incurred operating expenses in the amount of $60,532.

●	Series #Miami – For the six-month period ended June 30, 2023, Series #Miami incurred operating expenses in the amount of $41,098.

3

●	Series #Tampa – For the six-month period ended June 30, 2023 Series #Austin incurred operating expenses in the amount of $29,863.

●	Series #Houston – For the six-month period ended June 30, 2023, Series #Dallas incurred operating expenses in the amount of $5,821.

●	Series #Nashville – For the six-month period ended June 30, 2023, Series #Miami incurred operating expenses in the amount of $5,921.

●	Series #Phoenix – For the six-month period ended June 30, 2023, Series #Tampa incurred operating expenses in the amount of $5,921.

●	Series #Las Vegas – For the six-month period ended June 30, 2023, Series #Tampa incurred operating expenses in the amount of $6,021.

●	Series #Denver – For the six-month period ended June 30, 2023, Series #Tampa incurred operating expenses in the amount of $5,921.

●	Series #Los Angeles – For the six-month period ended June 30, 2023, Series #Tampa incurred operating expenses in the amount of $5,921.

Liquidity and Capital Resources

As of June 30, 2023, the following Series of the Company had cash or cash equivalents and financial obligations.

●	Series #Austin – For the six-month period ended June 30, 2023 Series #Austin had a cash and cash equivalents balance in the amount of $25,333.

●	Series #Dallas – For the six-month period ended June 30, 2023, Series #Dallas had a cash and cash equivalents balance in the amount of $28,887.

●	Series #Miami – For the six-month period ended June 30, 2023, Series #Miami had a cash and cash equivalents balance in the amount of $37,261.

●	Series #Tampa – For the six-month period ended June 30, 2023, Series #Tampa had a cash and cash equivalents balance in the amount of $43,741.

●	As of June 30, 2023, Series #Houston, Series #Nashville, Series #Phoenix, Series #Las Vegas, Series #Denver, and Series #Los Angeles had a cash and cash equivalents balance of $0.

As of June 30, 2023, the following Series of the Company had not made any distributions to interest holders.

●	Series #Austin
●	Series #Dallas
●	Series #Miami
●	Series #Tampa
●	Series #Houston
●	Series #Nashville
●	Series #Phoenix
●	Series #Las Vegas
●	Series #Denver
●	Series #Los Angeles

4

Plans of Operations

As of June 30, 2023, Series #Austin, Series #Dallas, Series #Miami, and Series #Tampa have each conducted at least one closing, have begun operations, and have made investments. As of June 30, 2023, the other Series that are offering membership interests under this offering circular have not conducted a closing or begun operations other than offering their securities.

We intend to conduct at least one closing, begin operations, and make investments in Series #Houston, #Nashville, #Phoenix, #Las Vegas, #Denver, and Los #Angeles in the next twelve months.

The aggregate dollar amount of all the Series interests per Series we will sell within the twelve-month period will not exceed the maximum amount allowed under Regulation A. As part of this plan, we anticipate that the proceeds from any offerings closed during the next twelve months will be used to make acquisitions in residential real estate either through Homeshares or directly and generate revenue from single-family rental income properties and payoff of Homeshares.

In the next twelve months, we intend to make all Series operational, launch a Manager sponsored redemption program, a distribution plan for dividends, and a secondary trading platform available through the Cityfunds by Nada app and through the Nada website app.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the assets within each Series, our ability to acquire and manage single family rentals and Homeshares, and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2023, but was not reported.

5

ITEM 3. FINANCIAL STATEMENTS

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2023 THROUGH JUNE 30, 2023

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS	F-2
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS	F-6
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS	F-8
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)	F-14
NOTES TO UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-18

F-1

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2023

Cityfunds I, LLC
ASSETS
Current assets
Cash and cash equivalents	$135,223
Accounts receivable, net	20,240
Deferred offering costs	21,975
Prepaid expense and other current assets	3,391
Total current assets	180,828
Home equity investments	1,577,484
Single family rental investment properties, net	2,035,200
Total assets	$3,793,512

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$489,048
Due to related parties	37,611
Other payables	2,300
Notes payable	1,626,452
Total current liabilities	2,155,411

Non-current liabilities
Notes payable, related parties	$335,000
Total liabilities	2,490,411

Members’ equity
Members’ equity	$1,762,052
Retained earnings	(306,819)
Net income	(212,817)
Total member’s equity	1,303,101
Total liabilities and member’s equity	$3,793,512

F-2

	#Austin	#Dallas	#Miami	#Tampa	#Houston
ASSETS
Current assets
Cash and cash equivalents	$25,333	$28,887	$37,261	$43,741	$0
Accounts receivable, net	7,310	10,920	1,510	500	0
Deferred offering costs	7,325	7,325	7,325	0	0
Prepaid expense and other current assets	281	3,110	0	0	0
Total current assets	40,249	50,242	46,096	44,241	0
Home equity investments	699,484	494,000	324,000	60,000	0
Single family rental investment properties, net	655,384	622,176	398,665	358,975	0
Total assets	$1,395,117	$1,166,418	$768,761	$463,215	$0

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$165,906	$104,178	$91,005	$27,520	$16,640
Due to related parties	12,320	13,120	12,170	0	0
Other payables	0	0	0	2,300	0
Notes payable	522,174	541,592	336,877	225,809	0
Total current liabilities	700,400	658,890	440,052	255,629	16,640

Non-current liabilities
Notes payable, related parties	$25,000	$175,000	$25,000	$110,000	$16,640
Total liabilities	725,400	833,890	465,052	365,629	0

Members’ equity
Members’ equity	$785,649	$432,018	$419,291	$125,094	$0
Retained earnings	(72,483)	(66,393)	(84,168)	(18,860)	(10,819)
Net income	(62,899)	(55,597)	(31,414)	(29,382)	(5,821)
Total member’s equity	669,717	332,528	303,709	97,586	(16,640)
Total liabilities and member’s equity	$1,395,117	$1,166,418	$768,761	$463,215	$0

	#Nashville	#Phoenix	#Las Vegas	#Denver	#Los Angeles
ASSETS
Current assets
Cash and cash equivalents	$0	$0	$0	$0	$0
Accounts receivable, net	0	0	0	0	0
Deferred offering costs	0	0	0	0	0
Prepaid expense and other current assets	0	0	0	0	0
Total current assets	0	0	0	0	0
Home equity investments	0	0	0	0	0
Single family rental investment properties, net	0	0	0	0	0
Total assets	$0	$0	$0	$0	$0

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$16,740	$16,740	$16,840	$16,740	$16,740
Due to related parties	0	0	0	0	0
Other payables	0	0	0	0	0
Notes payable	0	0	0	0	0
Total current liabilities	0	0	0	0	0
	16,740	16,740	16,840	16,740	16,740
Non-current liabilities
Notes payable, related parties	$0	$0	$0	$0	$0
Total liabilities	16,740	16,740	16,840	16,740	16,740

Members’ equity
Members’ equity	$0	$0	$0	$0	$0
Retained earnings	(10,819)	(10,819)	(10,819)	(10,819)	(10,819)
Net income	(5,921)	(5,921)	(6,021)	(5,921)	(5,921)
Total member’s equity	(16,740)	(16,740)	(16,840)	(16,740)	(16,740)
Total liabilities and member’s equity	$0	$0	$0	$0	$0

F-3

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2022

Cityfunds I, LLC
ASSETS
Current assets
Cash and cash equivalents	$483,244
Accounts receivable, net	1,800
Deferred offering costs	21,975
Prepaid expense and other current assets	281
Total current assets	507,299
Home equity investments	0
Single family rental investment properties, net	657,418
Total assets	$1,164,718

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$24,547
Due to related parties	29,245
Other payables	0
Notes payable	0
Total current liabilities	53,791

Non-current liabilities
Notes payable, related parties	$0
Total liabilities	54,791

Members’ equity
Members’ equity	$1,238,885
Retained earnings	(16,250)
Net income	(111,709)
Total members’ equity	1,110,926
Total liabilities and member’s equity	$1,164,719

	#Austin	#Dallas	#Miami	#Tampa	#Houston
ASSETS
Current assets
Cash and cash equivalents	$111,749	$96,792	$274,703	$0	$0
Accounts receivable, net	1,800	0	0	0	0
Deferred offering costs	7,325	7,325	7,325	0	0
Prepaid expense and other current assets	281	3,110	0	0	0
Total current assets	121,155	104,117	282,028	0	0
Home equity investments	0	0	0	0	0
Single family rental investment properties, net	435,699	221,719	0	0	0
Total assets	$556,854	$325,836	$282,028	$0	$0

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$165,906	$104,178	$91,005	$1,585	$1,585
Due to related parties	12,320	13,120	12,170	0	0
Other payables	0	0	0	0	0
Notes payable	522,174	541,592	336,877	0	0
Total current liabilities	700,400	658,890	440,052	1,585	1,585

Non-current liabilities
Notes payable, related parties	$25,000	$175,000	$25,000	$0	$0
Total liabilities	725,400	833,890	465,052	1,585	1,585

Members’ equity
Members’ equity	$669,717	$332,528	$303,709	$0	$0
Retained earnings				0	0
Net income				(1,585)	(1,585)
Total members’ equity				0	0
Total liabilities and member’s equity	$1,395,117	$1,166,418	$768,761	$0	$0

F-4

	#Nashville	#Phoenix	#Las Vegas	#Denver	#Los Angeles
ASSETS
Current assets
Cash and cash equivalents	$0	$0	$0	$0	$0
Accounts receivable, net	0	0	0	0	0
Deferred offering costs	0	0	0	0	0
Prepaid expense and other current assets	0	0	0	0	0
Total current assets	0	0	0	0	0
Home equity investments	0	0	0	0	0
Single family rental investment properties, net	0	0	0	0	0
Total assets	$0	$0	$0	$0	$0

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$1,585	$1,585	$1,585	$1,585	$1,585
Due to related parties	0	0	0	0	0
Other payables	0	0	0	0	0
Notes payable	0	0	0	0	0
Total current liabilities	1,585	1,585	1,585	1,585	1,585

Non-current liabilities
Notes payable, related parties	$0	$0	$0	$0	$0
Total liabilities	1,585	1,585	1,585	1,585	1,585

Members’ equity
Members’ equity	$0	$0	$0	$0	$0
Retained earnings	0	0	0	0	0
Net income	(1,585)	(1,585)	(1,585)	(1,585)	(1,585)
Total member’s equity	0	0	0	0	0
Total liabilities and member’s equity	$0	$0	$0	$0	$0

F-5

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

AS OF JUNE 30, 2023

Cityfunds I, LLC
Revenues, net	$70,173
Cost of revenues	52,964
Gross profit	17,209

Operating cost and expenses
General and administrative	149,266
Total operating expenses	149,266

Net loss from operations	(132,058)

Other income (expense)
Interest expense	(80,759)
Total other income (expense)	(80,759)

Net loss	(212,817)
Weighted average member units outstanding – basic and diluted	176,205
Net loss per member unit – basic and diluted	(0.83)

	#Austin	#Dallas	#Miami	#Tampa	#Houston
Revenues, net	$21,910	$23,734	$17,500	$7,029	$0
Cost of revenues	21,801	16,799	7,816	6,548	0
Gross profit	109	6,935	9,684	480	0

Operating cost and expenses
General and administrative	37,456	30,121	25,944	20,221	5,821
Total operating expenses	63,008	60,532	41,098	29,863	5,821

Net loss from operations	(37,347)	(23,185)	(16,260)	(19,741)	(5,821)

Other income (expense)
Interest expense	(25,552)	(30,412)	(15,154)	(9,641)	0
Total other income (expense)	(25,552)	(30,412)	(15,154)	(9,641)	0

Net loss	(62,899)	(53,597)	(31,414)	(29,382)	(5,821)
Weighted average member units outstanding – basic and diluted	78,565	43,202	41,929	12,509	0
Net loss per member unit – basic and diluted	0	0	0	0	0

	#Nashville	#Phoenix	#Las Vegas	#Denver	#Los Angeles
Revenues, net	$0	$0	$0	$0	$0
Cost of revenues	0	0	0	0	0
Gross profit	0	0	0	0	0

Operating cost and expenses
General and administrative	5,921	5,921	6,021	5,921	5,921
Total operating expenses	5,921	5,921	6,021	5,921	5,921

Net loss from operations	(5,921)	(5,921)	(6,021)	(5,921)	(5,921)

Other income (expense)
Interest expense	0	0	0	0	0
Total other income (expense)	0	0	0	0	0

Net loss	(5,921)	(5,921)	(6,021)	(5,921)	(5,921)
Weighted average member units outstanding – basic and diluted	0	0	0	0	0
Net loss per member unit – basic and diluted	0	0	0	0	0

F-6

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

AS OF JUNE 30, 2022

Cityfunds I, LLC
Revenues, net	$9,480
Cost of revenues	8,256
Gross profit	8,204

Operating cost and expenses
General and administrative	119,733
Total operating expenses	119,733

Net loss from operations	(111,114)

Other income (expense)
Interest expense	(595)
Total other income (expense)	(595)

Net loss	(111,114)
Weighted average member units outstanding – basic and diluted	123,889
Net loss per member unit – basic and diluted	(0.90)

	#Austin	#Dallas	#Miami	#Tampa	#Houston
Revenues, net	$5,400	$10,880	$0	$0	$0
Cost of revenues	6,836	1,420	0	0	0
Gross profit	(1,436)	9,460	0	0	0

Operating cost and expenses
General and administrative	48,140	33,911	25,992	1,585	1,585
Total operating expenses	48,140	33.911	25,992	1,585	1,585

Net loss from operations	48,140	33,911	25,992	(1,585)	(1,585)

Other income (expense)
Interest expense	(595)	0	0	0	0
Total other income (expense)	(595)	0	0	0	0

Net loss	(50,171)	(24,451)	(25,992)	(1,585)	(1,585)
Weighted average member units outstanding – basic and diluted	59,168	34,403	30,318	0	0
Net loss per member unit – basic and diluted	(0.85)	(0.71)	(0.86)	0	0

	#Nashville	#Phoenix	#Las Vegas	#Denver	#Los Angeles
Revenues, net	$0	$0	$0	$0	$0
Cost of revenues	0	0	0	0	0
Gross profit	0	0	0	0	0

Operating cost and expenses
General and administrative	1,585	1,585	1,585	1,585	1,585
Total operating expenses	1,585	1,585	1,585	1,585	1,585

Net loss from operations	(1,585)	(1,585)	(1,585)	(1,585)	(1,585)

Other income (expense)
Interest expense	0	0	0	0	0
Total other income (expense)	0	0	0	0	0

Net loss	(1,585)	(1,585)	(1,585)	(1,585)	(1,585)
Weighted average member units outstanding – basic and diluted	0	0	0	0	0
Net loss per member unit – basic and diluted	0	0	0	0	0

F-7

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

AS OF JUNE 30, 2023

Cityfunds I, LLC
Cash flows from operating activities:
Net loss	$(212,817)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation expense	(38,373)
(Increase) decrease in assets:
Accounts receivable	(18,440)
Prepaid expenses and other assets	375
Deferred offering costs	0
Increase (decrease) in liabilities:
Accounts payable	0
Other payables	5,050
Due to related parties	283,877
Net cash used in operating activities	19,673

Cash flows from investing activities:
Purchase of single family rental properties	0
Home equity investment properties	(494,841)
Proceeds from sale of single family rental investment properties	0
Net cash used in investing activities	(494,841)

Cash flows from financing activities:
Borrowings from notes payable	112,848
Borrowings from related parties	0
Payments on related party notes payable	0
Proceeds from Reg CF offering, net of offering costs	0
Proceeds from Reg D offering, net of offering costs	0
Proceeds from Reg A offering, net of offering costs	417,297
Net cash provided by financing activities	530,145

Net increase (decrease) in cash and cash equivalents	54,977
Cash and cash equivalents, beginning of period	80,246
Cash and cash equivalents, end of period	$135,233

Supplemental cash flow information:
Cash paid for interest expense	$80,759

Non-cash investing and financing activities:
Purchase of single family rental properties through notes payable	$0
Purchase of single family rental investment properties through equity contributions	$0

F-8

	#Austin	#Dallas	#Miami	#Tampa	#Houston
Cash flows from operating activities:
Net loss	$(62,899)	$(53,597)	$(31,414)	$(29,382)	$(5,821)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation expense	(12,363)	(11,658)	(7,530)	(6,795)	0
(Increase) decrease in assets:
Accounts receivable	(5,510)	(10,920)	(1,510)	(500)	0
Prepaid expenses and other assets	0	(3,110)	3,485	0	0
Deferred offering costs	0	0	0	0	0
Increase (decrease) in liabilities:
Accounts payable	0	0	0	0	0
Other payables	0	2,750	0	2,300	0
Due to related parties	110,554	65,796	61,301	10,702	5,821
Net cash used in operating activities	29,781	(22,489)	(24,322)	(23,675)	0

Cash flows from investing activities:
Purchase of single family rental properties	0	0	0	0	0
Home equity investment properties	(170,583)	(153,908)	(123,940)	(46,410)	0
Proceeds from sale of single family rental investment properties	0	0	0	0	0
Net cash used in investing activities	(170,583)	(153,908)	(123,940)	(46,410)	0

Cash flows from financing activities:
Borrowings from notes payable	521	111,873	279	176	0
Borrowings from related parties	0	0	0	0	0
Payments on related party notes payable	0	0	0	0	0
Proceeds from Reg CF offering, net of offering costs	0	0	0	0	0
Proceeds from Reg D offering, net of offering costs	0	0	0	0	0
Proceeds from Reg A offering, net of offering costs	151,873	67,620	98,420	99,384	0
Net cash provided by financing activities	152,394	179,492	98,699	99,560	0

Net increase (decrease) in cash and cash equivalents	11,592	14,819	(909)	29,475	0
Cash and cash equivalents, beginning of period	13,741	14,068	38,170	14,266	0
Cash and cash equivalents, end of period	$25,333	$28,887	$37,261	$43,741	$0

Supplemental cash flow information:
Cash paid for interest expense	$25,552	$30,412	$15,154	$9,641	$0

Non-cash investing and financing activities:
Purchase of single family rental properties through notes payable	$0	$0	$0	$0	$0
Purchase of single family rental investment properties through equity contributions	$0	$0	$0	$0	$0

F-9

	#Nashville	#Phoenix	#Las Vegas	#Denver	#Los Angeles
Cash flows from operating activities:
Net loss	$(5,921)	$(5,921)	$(6,021)	$(5,921)	$(5,921)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation expense	0	0	0	0	0
(Increase) decrease in assets:
Accounts receivable	0	0	0	0	0
Prepaid expenses and other assets	0	0	0	0	0
Deferred offering costs	0	0	0	0	0
Increase (decrease) in liabilities:
Accounts payable	0	0	0	0	0
Other payables	0	0	0	0	0
Due to related parties	5,921	5,921	6,021	5,921	5,921
Net cash used in operating activities	0	0	0	0	0

Cash flows from investing activities:
Purchase of single family rental properties	0	0	0	0	0
Home equity investment properties	0	0	0	0	0
Proceeds from sale of single family rental investment properties	0	0	0	0	0
Net cash used in investing activities	0	0	0	0	0

Cash flows from financing activities:
Borrowings from notes payable	0	0	0	0	0
Borrowings from related parties	0	0	0	0	0
Payments on related party notes payable	0	0	0	0	0
Proceeds from Reg CF offering, net of offering costs	0	0	0	0	0
Proceeds from Reg D offering, net of offering costs	0	0	0	0	0
Proceeds from Reg A offering, net of offering costs	0	0	0	0	0
Net cash provided by financing activities	0	0	0	0	0

Net increase (decrease) in cash and cash equivalents	0	0	0	0	0
Cash and cash equivalents, beginning of period	0	0	0	0	0
Cash and cash equivalents, end of period	$0	$0	$0	$0	$0

Supplemental cash flow information:
Cash paid for interest expense	$0	$0	$0	$0	$0

Non-cash investing and financing activities:
Purchase of single family rental properties through notes payable	$0	$0	$0	$0	$0
Purchase of single family rental investment properties through equity contributions	$0	$0	$0	$0	$0

F-10

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

AS OF JUNE 30, 2022

Cityfunds I, LLC
Cash flows from operating activities:
Net loss	$(111,709)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation expense	(5,708)
(Increase) decrease in assets:
Accounts receivable	(1,800)
Prepaid expenses and other assets	0
Deferred offering costs	0
Increase (decrease) in liabilities:
Accounts payable	0
Other payables	3,220
Due to related parties	12,066
Net cash used in operating activities	(103,931)

Cash flows from investing activities:
Purchase of single family rental properties	0
Home equity investment properties	(651,711)
Proceeds from sale of single family rental investment properties	0
Net cash used in investing activities	(651,711)

Cash flows from financing activities:
Borrowings from notes payable	0
Borrowings from related parties	0
Payments on related party notes payable	0
Proceeds from Reg CF offering, net of offering costs	1,048,885
Proceeds from Reg D offering, net of offering costs	190,000
Proceeds from Reg A offering, net of offering costs	0
Net cash provided by financing activities	1,238,885

Net increase (decrease) in cash and cash equivalents	483,244
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$483,244

Supplemental cash flow information:
Cash paid for interest expense	$0

Non-cash investing and financing activities:
Purchase of single family rental properties through notes payable	$663,126
Purchase of single family rental investment properties through equity contributions	$0

F-11

	#Austin	#Dallas	#Miami	#Tampa	#Houston
Cash flows from operating activities:
Net loss	$(50,171)	$(24,451)	$(25,992)	$(1,585)	$(1,585)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation expense	(3,778)	(1,930)	0	0	0
(Increase) decrease in assets:
Accounts receivable	(1,800)	0	0	0	0
Prepaid expenses and other assets	0	0	0	0	0
Deferred offering costs	0	0	0	0	0
Increase (decrease) in liabilities:
Accounts payable	0	0	0	0	0
Other payables	1,520	1,700	0	0	0
Due to related parties	6,224	(2,767)	(2,486)	1,585	1,585
Net cash used in operating activities	(48,005)	(22,489)	(24,322)	0	0

Cash flows from investing activities:
Purchase of single family rental properties	0	0	0	0	0
Home equity investment properties	0	0	0	0	0
Proceeds from sale of single family rental investment properties	(431,921)	(223,649)	0	0	0
Net cash used in investing activities	(431,921)	(223,649)	0	0	0

Cash flows from financing activities:
Borrowings from notes payable	0	0	0	0	0
Borrowings from related parties	0	0	0	0	0
Payments on related party notes payable	0	0	0	0	0
Proceeds from Reg CF offering, net of offering costs	461,676	324,028	263,181	0	0
Proceeds from Reg D offering, net of offering costs	130,000	20,000	40000	0	0
Proceeds from Reg A offering, net of offering costs	0	0	0	0	0
Net cash provided by financing activities	111,749	96,792	274,703	0	0

Net increase (decrease) in cash and cash equivalents	111,749	96,792	274,703	0	0
Cash and cash equivalents, beginning of period	0	0	0	0	0
Cash and cash equivalents, end of period	$111,749	$96,792	$274,703	$0	$0

Supplemental cash flow information:
Cash paid for interest expense	$0	$0	$0	$0	$0

Non-cash investing and financing activities:
Purchase of single family rental properties through notes payable	$0	$0	$0	$0	$0
Purchase of single family rental investment properties through equity contributions	$439,477	$223,649	$0	$0	$0

F-12

	#Nashville	#Phoenix	#Las Vegas	#Denver	#Los Angeles
Cash flows from operating activities:
Net loss	$(1,585)	$(1,585)	$(1,585)	$(1,585)	$(1,585)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation expense	0	0	0	0	0
(Increase) decrease in assets:
Accounts receivable	0	0	0	0	0
Prepaid expenses and other assets	0	0	0	0	0
Deferred offering costs	0	0	0	0	0
Increase (decrease) in liabilities:
Accounts payable	0	0	0	0	0
Other payables	0	0	0	0	0
Due to related parties	1,585	1,585	1,585	1,585	1,585
Net cash used in operating activities	0	0	0	0	0

Cash flows from investing activities:
Purchase of single family rental properties	0	0	0	0	0
Home equity investment properties	0	0	0	0	0
Proceeds from sale of single family rental investment properties	0	0	0	0	0
Net cash used in investing activities	0	0	0	0	0

Cash flows from financing activities:
Borrowings from notes payable	0	0	0	0	0
Borrowings from related parties	0	0	0	0	0
Payments on related party notes payable	0	0	0	0	0
Proceeds from Reg CF offering, net of offering costs	0	0	0	0	0
Proceeds from Reg D offering, net of offering costs	0	0	0	0	0
Proceeds from Reg A offering, net of offering costs	0	0	0	0	0
Net cash provided by financing activities	0	0	0	0	0

Net increase (decrease) in cash and cash equivalents	0	0	0	0	0
Cash and cash equivalents, beginning of period	0	0	0	0	0
Cash and cash equivalents, end of period	$0	$0	$0	$0	$0

Supplemental cash flow information:
Cash paid for interest expense	$0	$0	$0	$0	$0

Non-cash investing and financing activities:
Purchase of single family rental properties through notes payable	$(1,585)	$(1,585)	$(1,585)	$(1,585)	$(1,585)
Purchase of single family rental investment properties through equity contributions	$	$	$	$	$

F-13

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

AS OF JUNE 30, 2023

	Cityfunds I, LLC
	Member Units	Amount
Balance at January 1, 2023	134,526	$1,064,317
Issuance of membership units in Reg D offering, net of offering costs	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0
Issuance of membership units in Reg A offering, net of offering costs	45,160	451,601
Member contributions	0	0
Net loss		(212,817)
Balance at June 30, 2023	179,686	$1,303,101

	#Austin		#Dallas
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2023	63,428	$554,562	36,440	$288,291
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	17,783	177,833	9,783	97,834
Member contributions	0	0	0	0
Net loss		(62,899)		(53,597)
Balance at June 30, 2023	81,211	$669,496	46,223	$332,528

	#Miami		#Tampa
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2023	32,087	$213,715	2,571	$7,749
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	12,141	121,408	9,576	95,758
Member contributions	0	0	0	0
Net loss		(31,414)		(5,921)
Balance at June 30, 2023	44,228	$303,709	12,147	$97,586

F-14

	#Houston		#Nashville
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2023	0	$0	0	$0
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0
Member contributions	0	0	0	0
Net loss		(5,821)		(5,921)
Balance at June 30, 2023	0	$(5,821)	0	$(5,921)

	#Phoenix		#Las Vegas
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2023	0	$0	0	$0
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0	0	0
Member contributions	0	0	0	0
Net loss		(5,921)		(6,021)
Balance at June 30, 2023	0	$(5,921)	0	$(6,021)

	#Denver		#Los Angeles
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2023	0	$0	0	$0
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0	0	0
Member contributions	0	0	0	0
Net loss		(5,921)		(5,921)
Balance at June 30, 2023	0	$(5,921)	0	$(5,921)

F-15

CITYFUNDS I, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

AS OF JUNE 30, 2022

	Cityfunds I, LLC
	Member Units	Amount
Balance at January 1, 2022	0	$(16,250)
Issuance of membership units in Reg D offering, net of offering costs	19,000	190,000
Issuance of membership units in Reg CF offering, net of offering costs	104,889	1,048,885
Issuance of membership units in Reg A offering, net of offering costs	0	0
Member contributions	0	0
Net loss		(111,709)
Balance at June 30, 2022	123,889	$1,110,926

	#Austin		#Dallas
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2022	0	$(5,417)	0	$(5,417)
Issuance of membership units in Reg D offering, net of offering costs	13,000	130,000	2,000	20,000
Issuance of membership units in Reg CF offering, net of offering costs	46,168	461,676	32,403	324,028
Issuance of membership units in Reg A offering, net of offering costs	0	0	0	0
Member contributions	0	0	0	0
Net loss		(50,171)		(24,451)
Balance at June 30, 2022	56,168	$536,088	34,403	$314,161

	#Miami		#Tampa
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2022	0	$(5,417)	0	$0
Issuance of membership units in Reg D offering, net of offering costs	4,000	40,000	0	0
Issuance of membership units in Reg CF offering, net of offering costs	26,318	263,181	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0	0	0
Member contributions	0	0	0	0
Net loss		(25,992)		(1,585)
Balance at June 30, 2022	30,318	$271,772	0	$(1,585)

F-16

	#Houston		#Nashville
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2022	0	$0	0	$0
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0
Member contributions	0	0	0	0
Net loss		(1,585)		(1,585)
Balance at June 30, 2022	0	$(1,585)	0	$(1,585)

	#Phoenix		#Las Vegas
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2022	0	$0	0	$0
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0	0	0
Member contributions	0	0	0	0
Net loss		(1,585)		(1,585)
Balance at June 30, 2022	0	$(5,921)	0	$(6,021)

	#Denver		#Los Angeles
	Member Units	Amount	Member Units	Amount
Balance at January 1, 2022	0	$0	0	$0
Issuance of membership units in Reg D offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg CF offering, net of offering costs	0	0	0	0
Issuance of membership units in Reg A offering, net of offering costs	0	0	0	0
Member contributions	0	0	0	0
Net loss		(1,585)		(1,585)
Balance at June 30, 2022	0	$(1,585)	0	$(1,585)

F-17

NOTE 1: NATURE OF OPERATIONS

Cityfunds I, LLC (the “Company”), a Delaware Series limited liability company, was formed on April 26, 2021 to permit public investments in a portfolio of residential real estate properties in specific markets. Each portfolio of which will be held by a separate Series of limited liability company interests, or “Series”, that we have and intend to establish. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

Cityfunds is a product designed to be index-like by making investments across a city’s specific residential real estate market promoting diversification. Cityfunds makes investments in residential real estate either directly or through our home equity investment product which we have termed (“Homeshares”).

The Company is managed by Cityfunds Manager, LLC, a Delaware limited liability company (the “Manager” or “Managing Member”).

Cityfunds currently does not operate in such a manner to qualify as a real estate investment trust (“REIT”). We believe our strategy and operations are aligned to achieve a status as a REIT in the future. We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the taxable year ending December 31, 2023.

As of June 30, 2023, the Company has invested in properties, either directly or through home equity investments (“Homeshares”) in such Series of #Austin, #Dallas, #Miami, and #Tampa.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Cityfunds I, LLC, and its Series. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

F-18

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value.

Revenue Recognition

Revenues are generated at the Series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease. Gain on the repayment of Homeshares and the sale of single family-rental properties will be recorded as revenue.

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2023, the allowance for doubtful accounts was $0.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

F-19

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

In addition, the Company’s Operating Agreement states that any operating or offering expenses incurred by the Manager will be reimbursed by the Company. As of June 30, 2023, the Company has $21,975 in deferred offering costs. As of June 30, 2023, $167,489 in offering costs that are payable to the Manager and/or an affiliate of the Manager and classified as accounts payable on the balance sheet.

Real Estate and Impairment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed by using the straight-line basis over the estimated useful lives of the assets. When equipment is retired, its cost and the related accumulated depreciation are eliminated from the respective accounts, and gains or losses arising from the disposition are recognized in income. Maintenance, repairs, and minor renewals are charged to expense when incurred; betterments and major renewals and improvements, which materially prolong the lives of the assets, are capitalized.

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. As of June 30, 2023, no impairment was considered necessary.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company intends to elect for each Series to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the taxable year ending December 31, 2024.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

F-20

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations and has generated revenues since inception. The Company’s ability and each listed Series’ ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company and each listed Series will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company and each listed Series to continue as a going concern for a reasonable period of time. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s, and each of its Series, ability to continue as a going concern. Management is required to perform this evaluation on an annual basis.

NOTE 4: INVESTMENTS IN REAL ESTATE

Home Equity Investments (“Homeshares)

Certain of our investments in real estate will take the form of shared equity interests also known as home equity investments in single-family residential properties, which we refer to as “Homeshares.”

A Homeshare investment will provide for the sale to a Series by a homeowner of an option to purchase, in the future, an undivided percentage interest in and to the primary residence of the homeowner in consideration for payment by the Series to the homeowner of an amount, which we refer to as the option purchase premium, determined by reference to the estimated value of the unencumbered portion of the homeowner’s property as of the end of the term of the option.

A Homeshare is acquired by Series of the Company with the intent to generate income when the Homeshare is repaid by the homeowner. This can occur upon (a) the sale of the home, (b) a refinance of the home, or (c) a repayment for another reason at the homeowner’s discretion (subject to certain lock-up periods). Homeshares do not generate income to the Company on a consistent basis.

As of June 30, 2023, the following Series had Homeshare investments.

	Homeshare Investments	Investment

#Austin	20	$699,484
#Dallas	15	494,000
#Miami	9	324,000
#Tampa	2	60,000
	46	1,577,484

During the period January 1, 2023 through June 30, 2023, the following Series had Homeshare payoff activity.

	Homeshare Payoff	Payoff

#Austin	0	$0
#Dallas	1	13,357
#Miami	0	0
#Tampa	0	0
	1	13,357

Single Family Rental Investment Properties

Certain of our investments in real estate will take the form of investments in single family rental properties.

A single-family residential property is acquired by the Company with the intent to generate income through rental payments from tenants and appreciation. The useful life of the single family rental properties is 27.5 years. The properties were partially financed with notes payable to a financial institution.

As of June 30, 2023, the following Series have single family rental property investments.

	Rental Investments	Investment	Less: Accumulated Depreciation	Investment, net

#Austin	2	$679,012	$23,628	$655,384
#Dallas	2	641,549	19,373	622,176
#Miami	1	411,843	13,178	398,665
#Tampa	1	366,336	7,361	358,974
	6	2,098,740	63,540	2,035,199

During the period January 1, 2023 through June 30, 2023, the Series #Dallas refinanced a single family rental property in the amount of $369,000.

During the period January 1, 2023 through June 30, 2023, no Series sold or dispositioned single family rental properties.

F-21

NOTE 5: MEMBERS’ EQUITY/ (DEFICIT)

Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel. The Manager is a joint venture between Compound Asset Management, LLC, and Nada Asset Management LLC, a subsidiary of Nada Holdings Inc. (“Nada”) and controlled by Nada.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights in respect of the Series in which the Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability are invested.

Securities Offerings

Series #Austin

As of December 31, 2022, the Company closed on the sale of 13,000 Series #Austin Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $130,000 of gross proceeds, 46,168 Series #Austin interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $461,676.

We have offered, are offering, and may continue to offer up to $7 million in Series #Austin Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II Regulation A. As of December 31, 2022, the Company closed on the sale of 4,260 Series #Austin Interests, receiving $42,600 in settled subscriptions. For the period between January 1, 2023 through June 30, 2023, Series #Austin sold approximately 17,783 Series #Austin Interests for a gross amount of approximately $177,833 in settled subscriptions.

Series Dallas

As of December 31, 2022, the Company closed on the sale of 20,000 Series #Dallas Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $2,000 of gross proceeds, 32,403 Series #Dallas interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $324,028.

We have offered, are offering, and may continue to offer up to $7 million in Series #Dallas Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of December 31, 2022, the Company closed on the sale of 2,370 Series #Dallas Interests, receiving $20,370 in settled subscriptions. For the period between January 1, 2023 through June 30, 2023, Series #Dallas sold approximately 9,783 Series #Dallas Interests for a gross amount of approximately $97,834 in settled subscriptions.

F-22

Series Miami

As of December 31, 2022, the Company closed on the sale of 40,000 Series #Miami Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $4,000 of gross proceeds, 26,319 Series #Miami interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $263,181.

We have offered, are offering, and may continue to offer up to $7 million in Series #Miami Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of December 31, 2022, the Company closed on the sale of 1,769 Series #Miami Interests, receiving $17,690 in settled subscriptions. For the period between January 1, 2023 through June 30, 2023, Series #Miami sold approximately 12,141 Series #Miami Interests for a gross amount of approximately $121,408 in settled subscriptions.

Series # Tampa

We have offered, are offering, and may continue to offer up to $7 million in Series #Tampa Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of December 31, 2022, the Company closed on the sale of 2,571 Series #Tampa Interests, receiving $25,710 in settled subscriptions. For the period between January 1, 2023 through June 30, 2023, Series #Tampa sold approximately 9,576 series #Tampa Interests for a gross amount of approximately $95,758 in settled subscriptions.

Additional Series

As of June 30, 2023, the following named Series of the Company have been open for investment, but as of June 30, 2023, none of these such Series have raised any investments funds or conducted a closing. The Company is offering the following maximum number of interests of each Series listed below on a “best efforts,” no offering minimum basis:

●	up to $7,000,000 in Series #Houston membership interests at a price of $10.00 per membership interest; and

●	up to $7,000,000 in of Series #Nashville membership interests at a price of $10.00 per membership interest; and

●	up to $7,000,000 in of Series #Phoenix membership interests at a price of $10.00 per membership interest; and

●	up to $7,000,000 in of Series #Las Vegas membership interests at a price of $10.00 per membership interest; and

●	up to $7,000,000 in of Series #Denver membership interests at a price of $10.00 per membership interest; and

●	up to $7,000,000 in of Series #Los Angeles membership interests at a price of $10.00 per membership interest.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company entered into an agreement with its Manager on April 26, 2021 (inception), where each Series shall pay to the Manager a quarterly asset management fee equal to 0.375% (1.50% annually) of its value (as defined in the Company’s Operating Agreement), payable quarterly in arrears. Each Series will also pay the Company an acquisition fee equal to 1.00% of the purchase price for any single-family home that the Series may acquire.

In addition, the Company’s Operating Agreement states that any operating or offering expenses incurred by the Manager and its affiliates will be reimbursed by the Company. As of June 30, 2023, an aggregate of $528,959 in offering expenses was payable to the Manager and its affiliates.

F-23

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through October 31, 2023. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements other than the items below.

SERIES #AUSTIN

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Austin Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Austin sold 80,251 Series #Austin Interests for a gross amount of $840,432.

Homeshare Investments

Series #Austin invested in 7 Homeshares at an investment cost of $265,000 and had 2 Homeshares payoff between the period of July 1, 2023 and October 31, 2023.

Single Family Rental Investments

Series #Austin refinanced 2 single family rental properties for loan amounts totaling $476,259, between the period of July 1, 2023 and October 31, 2023.

SERIES #DALLAS

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Dallas Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Dallas sold 60,293 Series #Dallas Interests for a gross amount of $640,988.

Homeshare Investments

Series #Dallas invested in 12 Homeshares at an investment cost of $582,037 and had 1 Homeshare payoff between the period of July 1, 2023 and October 31, 2023.

Single Family Rental Investments

Series #Dallas refinanced 1 single family rental property with a loan amount of $135,000, between the period of July 1, 2023 and October 31, 2023.

SERIES #MIAMI

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Miami Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Miami sold 51,690 Series #Miami Interests for a gross amount of $547,163.

Homeshare Investments

Series #Miami invested in 7 Homeshares at an investment cost of $402,500 and had2 Homeshare payoffs between the period of July 1, 2023 and October 31, 2023.

F-24

Single Family Rental Investments

Series #Miami refinanced 1 single family rental property with a loan amount of $309,375, between the period of July 1, 2023 and October 31, 2023.

SERIES #TAMPA

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Tampa Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Tampa sold 67,003 Series #Tampa Interests for a gross amount of $691,694.

Homeshare Investments

Series #Tampa invested in 4 Homeshares at an investment cost of $150,000 between the period of July 1, 2023 and October 31, 2023.

SERIES #DENVER

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Denver Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Denver sold 1,832 Series #Denver Interests for a gross amount of $18,324.

SERIES #LOS ANGELES

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Los Angeles Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Los Angeles sold 516 Series #Los Angeles Interests for a gross amount of $5,160.

SERIES #PHOENIX

Securities Offering

We have offered, are offering, and may continue to offer up to $7 million in Series #Phoenix Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of October 31, 2023, Series #Phoenix sold 200 Series #Phoenix Interests for a gross amount of $2,000.

ADDITIONAL SERIES

As of October 31, 2023, the following named series of the Company have been open for investment, but as of October 31, 2023, none of these such series has raised any investments funds or conducted a closing. The Company is offering the following maximum number of interests of each series listed below on a “best efforts,” no offering minimum basis:

●	up to 700,000 of Series #Houston membership interests at a price of $10.00 per membership interest; and

●	up to 700,000 of Series #Nashville membership interests at a price of $10.00 per membership interest; and

●	up to 700,000 of Series #Las Vegas membership interests at a price of $10.00 per membership interest.

F-25

ITEM 4. EXHIBITS

No.	Exhibit Description

2.1	Certificate of Formation of Cityfunds I, LLC*

2.2	Amended and Restated Operating Agreement of Cityfunds I, LLC***

3.1	Form of Series Operating Agreement*

4.1	Form of Subscription Agreement**

6.1	Form of Homeshare Option Agreement**

6.2	Form of Homeshare Covenant Agreement**

6.3	Form of Homeshare Memorandum of Covenants and Restrictions**

6.4	Form of Homeshares Mortgage and Security Agreement**

6.5	Form of Property Management Agreement**

6.6	Nada App License Agreement**

6.7	PPEX ATS Company Agreement by and among North Capital Private Securities Corporation, Cityfunds I, LLC and each of the series set forth therein**

6.8	Software and Services License Agreement with North Capital Investment Technology, Inc.**

6.9	Broker Dealer Agreement with Dalmore Group, LLC**

6.10	Engagement Agreement dated as of August 22, 2022 by and between Cityfunds I, LLC and OpenDeal Broker LLC****

6.11	Form of Escrow Agreement by and among BankProv, OpenDeal Broker LLC and Cityfunds I, LLC (Series #________)****

6.12	Form of Escrow Agreement by and among North Capital Private Securities Corporation, Dalmore Group, LLC and Cityfunds I, LLC (Series #________)****
6.13	Form of Homeshares Equity Investment Sale Agreement*****

* Filed with the Securities and Exchange Commission on December 16, 2021, as the indicated exhibit to the Form 1-A offering statement of Cityfunds I, LLC.

** Filed with the Securities and Exchange Commission on July 29, 2022, as the indicated exhibit to the Form 1-A/A offering statement of Cityfunds I, LLC.

*** Filed with the Securities and Exchange Commission on August 31, 2022, as the indicated exhibit to the Form 1-A/A offering statement of Cityfunds I, LLC.

**** Filed with the Securities and Exchange Commission on November 10, 2022, as an exhibit to the Form 1-U of Cityfunds I, LLC

***** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form 1-SA and has duly caused this semiannual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 17, 2023.

CITYFUNDS I, LLC

By:	Cityfunds Manager, LLC, its manager

By:	Nada Asset Management LLC, its managing member

By:	/s/ John Green
Name:	John Green
Title:	Manager

This semiannual report has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John Green	Chief Executive Officer of Cityfunds I, LLC	November 17, 2023
John Green	(Principal Executive Officer)

/s/ Mauricio Delgado	Chief Financial Officer of Cityfunds I, LLC	November 17, 2023
Mauricio Delgado	(Principal Executive Officer)

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